FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For October 14, 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒        Form 40-F:   ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ❑        No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ❑        No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ❑        No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item
1.	English translation of the letter dated October 7, 2004 from Telefónica de Argentina S.A. to the Buenos Aires Stock Exchange regarding the resignation of Mr. Miguel Ángel Gutiérrez, a director of the Company, for personal reasons.	3

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Buenos Aires, October 7, 2004.

Messrs.

Buenos Aires Stock Exchange

Re:	Director’s resignation

Dear Sirs:

I am writing to you on behalf of Telefónica de Argentina S.A., (the “Company”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires in compliance with the provisions of Section 23 of the Listing Regulation.

To that effect, I hereby inform that on this date, Mr. Miguel Ángel Gutiérrez has notified the Company of his resignation to the position of director. Mr. Gutiérrez has stated that his resignation is based upon personal reasons and upon his need to take direct care of international activities as well.

The Company’s Board will consider his resignation in the next meeting.

Yours sincerely,

Pablo Llauró

Attorney

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/s/ Pablo Llauró
Name:	Pablo Llauró
Title:	Assistant General Counsel

Date: October 14, 2004

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